

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

No Act
P.E. 12-9-02





03004525

January 10, 2003

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

Dear Ms. Goodman:

This is in response to your letters dated December 9, 2002 and December 20, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by Bartlett Naylor. We also received letters from the proponent dated December 12, 2002 and January 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

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INCLUDING PROFESSIONAL CORPORATIONS

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agoodman@gibsondunn.com

December 9, 2002

Direct Dial
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Client No.
C 38126-00456

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Mr. Bartlett Naylor*
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard Company ("HP"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal (the "Proposal") received from Mr. Bartlett Naylor (the "Proponent"). The Proposal, which HP received via e-mail on November 6, 2002, is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before HP files its definitive 2003 Proxy Materials with the Commission.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the bases set forth below.

The Proposal requests that HP's Board of Directors:

> take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

As discussed more fully below, HP believes that the Proposal may properly be excluded from the 2003 Proxy Materials pursuant to the following provisions:

I. Rule 14a-8(i)(8), because the Proposal "relates to an election for membership on the company's board of directors;" and

II. Rule 14a-8(i)(3), because the Proposal violates proxy rules in that it is false and misleading.

Alternatively, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the Proposal, which are set out below, may be omitted from HP's 2003 Proxy Materials as they are materially false and misleading under Rule 14a-8(i)(3).

BASES FOR EXCLUSION

I. The Proposal Relates to the Election for Membership on HP's Board of Directors and, Therefore, May Be Excluded under Rule 14a-8(i)(8).

We believe that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareowner proposals that address matters relating to elections for membership on a company's board of directors. We understand that the Staff previously has not concurred that companies could rely on Rule 14a-8(i)(8) to exclude proposals substantially similar to the Proposal. However, we believe that such prior interpretations are inconsistent with the text and purpose of Rule 14a-8(i)(8) and are inconsistent with positions taken by the Staff in recent years with respect to similar proposals. Accordingly, we respectfully request that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits a company to exclude a proposal "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." In plain language, this rule provides for exclusion of shareowner proposals relating to the board election process. Over the years, the Staff has reiterated that the provision is intended to provide for, but is not limited to, exclusion of proposals involving election contests.[1]

As originally adopted, the provision, which is now codified in Rule 14a-8(i)(8), stated that the ability of shareowners to submit proposals for inclusion in a company's proxy statement did not apply to "elections to office." The rule was rephrased slightly in 1976 and then restated in plain English in 1998, but on both occasions the Commission stated that it had not intended to change the scope of the rule. As explained by the Commission in 1976, subparagraph (i)(8) is designed to apply broadly to any type of proposal relating to the board election process:

> [T]he proposed subparagraph [(c)(8) (renumbered (i)(8))] would apply to a proposal relating to <u>any type of election</u> to office. Notwithstanding its <u>applicability to any election</u> to office, the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns <u>or effecting reforms in elections of that nature</u>, since the proxy rules, including [Rule 14a-11 (now Rule 14a-12(c))], are applicable. (emphasis added)

Proposed Amendments to Rule 14a-8, Exchange Act Release No. 12598 (July 7, 1976).

The Commission has distinguished the applicability of paragraph (i)(8) from proposals relating to governance manners, such as voting rights or board composition. *See* Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (avail. November 22, 1976) (paragraph (i)(8) is not intended to provide a basis for excluding proposals relating to matters such as cumulative voting rights and general qualifications for directors). However, the Proposal does not endeavor to alter the process for selecting the

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[1] Other types of shareowner proposals that have been excludable under Rule 14a-8(i)(8) include those relating to the process for selecting director nominees. *See Archer-Daniels-Midland Co.* (avail. August 6, 1999) (proposal to amend ADM's bylaws to state that no person is qualified to serve as a director unless the person is a duly authorized representative of an entity that made a "Qualified Offer" to acquire all of ADM's stock); *Masco Corp.* (avail. March 16, 1998) (proposal requests the board to hire a director search firm to recruit potential candidates for presentation to the board of candidates as nominees to replace incumbent outside directors and to call a special shareowners' meeting for that purpose). The Staff has also concurred that shareowner proposals seeking other non-traditional steps to select the board are excludable. *See Dayton Hudson Corp.* (avail. February 18, 1998) (shareowner proposal requesting that the board of directors resign and be replaced with new directors).

candidates for election, a governance matter, but rather, the Proposal attempts to change the election process itself by requiring twice the number of nominees for each open board position.

The Proposal seeks to effect board election reform by requiring HP's board to create a situation that could result in a contested election of directors outside of the context of Rule 14a-12(c), which establishes the specific procedures and disclosures required for proxy solicitations in contested elections. Implementation of the Proposal likely would give rise to an election contest and election campaigns. If HP were to adopt the Proposal and nominate two candidates for each open board position, then under Rule 14a-4(b)(2), HP would be required to list each of the nominees for director both in the proxy statement and on the proxy card. HP would have to then instruct shareowners to withhold their vote from those nominees that they do not wish to elect as only half of the total number of nominees may serve on the board.[2] This situation inevitably would give rise to shareowners and proxy advisory firms soliciting in favor of or in opposition to some of the HP's nominees. Any such solicitation would be a "solicitation in opposition," as defined in Note 3 to Rule 14a-6. The fact that the shareowners' or advisory firms' solicitations may be exempt from certain of the proxy rules under Rule 14a-2(b)(1) or (b)(3) does not diminish the fact that the solicitations that could result from implementation of the Proposal could give rise to an election contest. In fact, it demonstrates that the process set forth in the Proposal uses Rule 14a-8 to produce election contests while circumventing the procedures established under Rule 14a-12(c).[3]

The fact that election contests would result from implementation of the Proposal is no accident. The Proponent's statement in support of the Proposal indicates that he is not only

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[2] We assume that HP would not elect to exercise discretionary voting authority if a shareowner failed to specify which nominees he or she did not wish to vote for. However, eliminating this assumption does not change the fact that the Proposal would result in election contests, because even if HP were to exercise discretionary voting authority, Rule 14a-4(b)(1) would still require HP to specify which of its own nominees it did not intend to vote for. HP therefore would be indicating its opposition to some of its own nominees, meaning that HP's proxy statement would include a solicitation in opposition to its own nominees within the meaning of Note 3 to Rule 14a-6(a).

[3] In this respect, the effect of the Proposal bears a close resemblance to the technique formerly employed by some shareowners to circumvent Rule 14a-12 and initiate an exempt solicitation by exploiting a company's disclosure obligations under the discretionary voting mechanics of Rule 14a-4. In order to avoid that situation, the Commission amended Rule 14a-4 to require such shareowners to file their own proxy statement and conduct independent solicitations. We believe the Staff likewise should prevent circumvention of Rule 14a-12 in this context by concurring that the Proposal is excludable pursuant to Rule 14a-8(i)(8).

aware of such a result, but that he welcomes it. The very first sentence of the supporting statement reflects that the objective of the Proposal is to improve "the process for electing directors." The Proponent further contends in the supporting statement that "improved board elections" may be the best way to address the corporate accountability problems of recent years. Additionally and most significantly, the supporting statement defends the Proposal against criticism that it is not the "optimal solution" for reform, as it "still allows the board instead of shareholders to nominate the two candidates," by pointing out that the Staff has interpreted Rule 14a-8 to prohibit proposals that call for shareowner nominated candidates to appear on the proxy card. The Proponent's goal is to create some form of an election contest, even if it is between candidates nominated by HP. No matter what form the proposal has taken, the Commission has consistently stated that shareowner proposals under Rule 14a-8 are not the proper means for conducting an election campaign or otherwise attempting to effect reforms in the election process, since Rule 14a-12(c) is available for that purpose.

For the foregoing reasons, we believe that the Proposal constitutes an effort to reform HP's election process, and that this reform effort is comparable to other proposals that the Staff has concurred are excludable under Rule 14a-8(i)(8). These excludable proposals all have a common basis -- they each address situations where shareowners have attempted to use the shareowner proposal process under Rule 14a-8 to provide for activity more appropriately covered by Rule 14a-12(c) (formerly, Rule 14a-11), relating to solicitations in opposition.

For example, on numerous occasions the Staff has concurred that proposals are excludable if they would require a company's proxy statement and proxy card to include additional nominees. In *Storage Technology Corp.* (avail. March 22, 2002), the Staff permitted a company to rely on Rule 14a-8(i)(8) in excluding a shareowner proposal that would require the company's proxy statement and proxy card to include any candidate nominated by a shareowner, regardless of whether the candidate had been endorsed or approved by the company's board. In *Goldfield Corp.* (avail. April 9, 2002), a proposal was submitted that would require the company to provide free and equal ballot access to nominees who have demonstrated a meaningful level of stockholder support. The Staff agreed that the proposal could be omitted by the company. In *United Road Services, Inc.* (avail. May 5, 2000), the Staff concurred that a company could exclude a proposal that would amend the company's bylaws to require any candidate nominated by a shareowner to be presented in the company's proxy statement and proxy card.[4]

Consistent with the Commission's explanation of (i)(8) as quoted above, the Staff's enunciated basis for its position in each of the foregoing letters is the fact that the proposal could

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[4] *See also BellSouth Corp* (avail. Feb. 4, 1998) (same). These letters reverse the Staff's initial position on such proposals, as reflected in *Dravo Corp.* (avail. Feb. 21, 1995) and *Pinnacle West Capital Corp.* (avail. March 26, 1993).

result in a contested election. Thus, in responding to each of the foregoing letters, the Staff stated that "the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." The basis for exclusion was not dependent upon who nominated the candidates, but rather upon the fact that permitting the nominations could result in an election contest. In these letters, it was also immaterial that the possible election contest would be exempt from certain of the proxy rules under Rule 14a-2(b)(1) or (b)(3). The election contest is created by the fact that there are more nominees than directorships to be filled, and the proposals are excludable because they raise that possibility.

Other Staff interpretations addressing proposals that require a company to furnish proxy advisory firm voting recommendations are consistent with the foregoing interpretations. These letters recognize that, as a result of recent technological changes, reduced regulation of proxy solicitations and other developments that have promoted communications among shareowners, non-traditional election contests may arise even with respect to director nominations submitted by a company's board. If a proxy advisory proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect shareowners by imposing disclosure obligations and other procedural safeguards when a shareowner solicits against the company's board nominees. Consequently, on multiple occasions within the last several years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See, e.g., Cirrus Logic, Inc.* (avail. July 18, 2000); *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 22, 2000).

Accordingly, shareowner proposals, such as the Proponent's, are not proper when they seek to employ a company's own proxy solicitation mechanism to support a proxy contest over the election of directors. Rule 14a-8(i)(8) is intended to prevent the shareowner proposal process from being used to foster election contests that do not comport with the procedural and disclosure obligations of Rule 14a-12(c). The specter of an election contest presented by the Proposal is no less, and if anything greater, than the election interference created by the proxy advisory proposal. In both cases, the proposed procedures would use the shareowner proposal rule to promote a debate concerning the qualifications of a company's director nominees. A proxy advisory firm may endorse some candidates, but inevitably it would oppose others, thereby creating an election contest. Under the Proposal, an election contest would occur in every proxy statement as the shareowners would have to select a director from multiple candidates, without the benefit of the disclosures and procedural safeguards provided by Rule 14a-12(c). The manner in which a proposal causes an election contest to come about, whether by actions of a shareowner, a third-party proxy advisory firm, or a company itself, provides no basis for distinguishing such proposals under the language of Rule 14a-8 or the Commission's statements on that rule.

II. The Proposal Contains Materially False and Misleading Statements. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(3).

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because the Proposal contains numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." SLB 14.

As set forth below, the Proposal contains the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff permit the exclusion and/or revision of the statements discussed below.

A. The Proposal is Vague and Indefinite and Therefore Misleading.

A proposal is sufficiently vague and indefinite to justify its exclusion under this rule where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). According to SLB 14, "[if a] proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, [the Staff] may permit the shareholder to revise or delete these statements. Also, if the proposal contains vague terms, [the Staff] may, in rare circumstances, permit the shareholder to clarify these terms." The Staff has, in the past, allowed proposals to be excluded when they contained vague, ambiguous or indefinite language. In *Southeast Banking Corp.* (avail. Feb. 8, 1982) the Staff permitted the omission of a proposal where "neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." In *Ann Taylor Stores Corp.* (avail. Mar. 13, 2001) the Staff said it would not recommend enforcement action if the company excluded a proposal that requested the board of directors to commit the company to the "full implementation of [certain] human rights standards." The company argued that the shareowners would "not know what they [were] being asked to consider and upon what they [were] being asked to vote."

The Proponent urges HP's Board of Directors to "take the necessary steps" to implement the substance of the Proposal without further explanation. It is unclear, however, what actions HP would be required to take in its proxy statement and proxy card in order to effectively instruct its shareowners how to allocate their votes for the election of directors. Under HP's certificate of incorporation, a shareowner has one vote per share and is entitled to cumulative voting in the election of directors in accordance with Delaware law. Because of the cumulative voting, shareowners are permitted to take the total number of shares they hold, multiply it by the number of directors to be elected and then allocate that number among the candidates as they see fit. The Proposal would require the nomination of two candidates for each open board position. Therefore, assuming that HP has 11 open board positions, HP could instruct shareowners to multiply their shares by 11 and allocate the votes as they see fit among the 22 candidates, with the 11 nominees receiving the highest number of votes being elected, but this seems inconsistent with the apparent goal of having two candidates for each "position." Alternatively, HP could instruct shareowners that they may cumulate votes among directors, but they may only allocate votes to one candidate for each open board position, and the director receiving the greatest number of votes for each position would be elected. As another possibility, HP could instruct shareowners to withhold their vote from those 11 nominees that they do not wish to elect as only half of the total number of nominees may serve on the board. If this alternative is used, and a shareowner did not withhold his or her vote for a sufficient number of nominees, the proxy would reflect an overvote and could not be counted. In order to avoid this problem, the only way HP could provide for shareowners to vote for all nominees as a group would be to spread an equal number of votes to each candidate with the net effect on the election results being the same as if the shareowner had not voted at all. Given these wide ranging alternatives for implementation of the Proposal in the proxy statement and proxy card, each with varying outcomes, it is clear that the Proposal does not provide the requisite guidance regarding what actions need to be taken by HP to execute the Proposal.

Additionally, the overall intent of the Proposal is likely inconsistent with cumulative voting altogether, but the Proponent does not attempt to resolve this conflict in the Proposal by indicating what amendments to HP's charter documents should take place. The fact that shareowners may no longer be entitled to cumulative voting would be a material effect associated with implementation of the Proposal and would certainly be a factor in any shareowner's decision as to whether or not to support the Proposal. Likewise, an additional by-product of the Proposal's implementation may be that HP is required to amend its bylaws and alter the process by which shareowners are permitted to nominate candidates for election. In either event, the Proposal as currently written is too vague and indefinite as far as what actions are required for its implementation and shareowners should not be forced to evaluate a proposal that may have consequences that are not fully transparent.

For the reasons set forth above, the Proposal should be excluded from the 2003 Proxy Materials. In the alternative, the Staff should require the Proponent to specify what "necessary steps" need to be taken to implement the Proposal so that the shareowners and HP will be able to determine if these measures are in the best interest of the company.

B. The Proponent Includes Several Statements in the Proposal That Are Materially False or Misleading.

In the Proposal, the Proponent includes the following statements which are inaccurate or misleading:

- "In the typical board election, shareholders have one choice: the candidate nominated by the company. Shareholders may 'withhold' their vote for this candidate, but even if a majority of shares were withheld, the candidate would still be elected because company election rules award victory to the candidate with the most votes for each seat. This circumstance profoundly disenfranchises shareholders in routine oversight of management."

- "Indeed, it is management that essentially selects board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management."

- "The point is to remove the 'final' decision on who serves as a board director from the hands of management and place it firmly in those of shareholders."

The Proponent claims that "[i]n the typical board election, shareholders have one choice: the candidate nominated by the company. Shareholders may 'withhold' their vote for this candidate, but even if a majority of shares were withheld, the candidate would still be elected because company election rules award victory to the candidate with the most votes for each seat. This circumstance profoundly disenfranchises shareholders in routine oversight of management." This statement is false and misleading in two ways. First, corporate shareowner voting is conducted in accordance with state corporate and federal securities laws, rules and regulations, which together establish a framework for shareowners to make nominations in accordance with the bylaws of their respective company and freely vote their shares. Moreover, in the past decade, the SEC has enacted many reforms that have provided shareowners with effective ways to oppose candidates. These range from expanding the ability to conduct "vote no" campaigns to lowering the costs and regulatory impediments to conducting contests. This statement's suggestion that corporate shareowners do not enjoy an open election process or that they have been stripped over their ability to oversee management is similar to statements which the Staff concurred could be excluded in *Unocal Corporation* (avail. Feb. 19, 1988) and *Mobil Corporation* (avail. Feb. 19, 1988) (allowing exclusions of false statements that "[t]here are no free elections in corporate America").

Second and more specifically, it is false and misleading to imply that HP's shareowners do not have a choice in the election of directors or that HP represents a "typical" board election. HP's bylaws provide a process for shareowners to nominate director candidates, and HP has also indicated in its prior proxy statements that shareowners of record may submit director nominations for consideration by the Nominating and Governance Committee of HP's Board of Directors. Additionally, in accordance with HP's certificate of incorporation and Delaware law, HP's shareowners are entitled to cumulative voting in the election of directors and they are therefore empowered to do more than simply "withhold" their vote for any one candidate. In light of HP's charter documents, the Proponent's attempt to generalize the corporate election process and apply its alleged shortcomings to HP is false and misleading and should be omitted as a result.

The Proponent alleges that "[i]ndeed, it is management that essentially selects board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management." This statement is false and misleading because nominees to HP's Board of Directors are reviewed and recommended by HP's independent directors. The statement suggests that management "selects" its own nominees; however, HP's director candidates are presented only after having been reviewed and recommended by the Nominating and Governance Committee of HP's Board of Directors. The Nominating and Governance Committee is composed solely of independent directors and is not accurately described as "management." In addition, as stated in HP's proxy statements of the last several years, HP has an established procedure for shareowners to suggest nominees to the Nominating and Governance Committee. Finally, this statement is false and misleading because it suggests that the Proposal would reform HP's process of nominating new directors. In reality, the Proposal would not improve upon HP's existing procedures for submission of director nominee suggestions by shareowner suggestions. Rather, the Nominating and Governance Committee would continue to nominate director candidates, and implementation of the Proposal merely would generate a shareowner debate and election contests over HP's nominees. The Staff has stated that when a "proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal may be omitted. *See Wendy's International, Inc.* (avail. Feb. 6, 1990).

In describing the goal of the Proposal, the Proponent states that "[t]he point is to remove the 'final' decision on who serves as a board director from the hands of management and place it firmly in those of shareholders." This statement is both inaccurate and misleading. First, it is the Nominating and Governance Committee, composed of non-management directors, that proposes candidates to the board for nominations, not management. Second, the "final" decision as to who serves on the board is decided by a vote of the HP shareowners. It is misleading for the Proponent to imply that directors are not elected by the HP shareowners and that directors will only be so elected by adoption of the Proposal. As such, the statement should be omitted in its entirety. *See Peoples Energy Corp.* (avail. Nov. 26, 2001) (requiring the deletion of an almost identical statement that was found to be materially false or misleading in violation of Rule 14a-9).

C. The Proponent Makes Apparent Factual Statements in the Proposal without Accompanying Substantiation, Rendering these Statements Materially False or Misleading.

In the Proposal, the Proponent makes the following assertions lacking in citations, authority or support of any kind:

- "Experts such as Nell Minow of the Corporate Library, managers of the Corporate Governance website, Alan Murray of the Wall Street Journal, Lewis Braham of Business Week and the AFL-CIO Office of Investment support this basic prescription."
- "Corporations have argued that this resolution would discourage some candidates from running in the first place."
- "Council of Institutional Investors director Sarah Teslik says, 'I get a dozen calls a day from people with good resumes who want to serve on boards. It's garbage to say you can't find them. Too many CEOs just want directors who are beholden to them – the sort that are less likely to take on the CEO and say something may stink.'"

The Proponent makes the assertion that "[e]xperts such as Nell Minow of the Corporate Library, managers of the Corporate Governance website, Alan Murray of the Wall Street Journal, Lewis Braham of Business Week and the AFL-CIO Office of Investment support this basic prescription." This unsubstantiated statement is improperly presented as one of fact. Without the proper citations, this uncorroborated statement may lead shareowners to assume that the individuals and entities listed support the Proposal.

The Proponent makes the assertion that "[c]orporations have argued that this resolution would discourage some candidates from running in the first place." This statement is unsupported by any citation or reference that would corroborate the Proponent's claim.

The Proponent also asserts that "Council of Institutional Investors director Sarah Teslik says, 'I get a dozen calls a day from people with good resumes who want to serve on boards. It's garbage to say you can't find them. Too many CEOs just want directors who are beholden to them – the sort that are less likely to take on the CEO and say something may stink.'" This statement is not supported by a proper citation identifying the publication or source which contains the quoted passage from Sarah Teslik. It would be misleading to allow the statement to remain in the Proposal unless its accuracy can be verified by HP or its shareowners.

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). The shareowner proposal in *Boeing* included an assertion that "[m]anagement at the highest level of the company has stepped backward according to the standards of many institutional investors." The Staff found that this statement must be "revised to specifically identify the institutional investors referenced." Similarly, the Proponent's supporting statements identified above do not contain the proper citations or support, and therefore may be omitted pursuant to Rule 14a-8(i)(3) unless such information is provided.

D. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Proposal not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

As discussed in Subsections A, B and C above, we strongly believe that there is ample support for exclusion of the Proposal given the numerous false and misleading statements contained in the Proposal and the amount of extensive editing that is required to bring the Proposal within the proxy rules. However, if the Staff were to depart from the position that it set forth in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in HP's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by HP if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

CONCLUSION

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from HP's 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760, if we can be of any further assistance in this matter.

Sincerely,



Amy L. Goodman

ALG/ljk
Attachments

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Mr. Bartlett Naylor

EXHIBIT A

SHAREHOLDER PROPOSAL BY BARTLETT NAYLOR

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Wednesday, November 06, 2002 8:31 AM
To: investor_relations@hp.com; email_ecag@hp.com
Subject: shareholder resolutoin for corporate secretary

For Corporate Secretary
Please confirm receipt by return email

November 6, 2001
Corporate Secretary
Hewlett-Packard Co.
Dear Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com). Your consideration is appreciated.

Sincerely,

Bartlett Naylor

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board declares its appreciation for the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

In the typical board election, shareholders have one choice: the candidate nominated by company. Shareholders may "withhold" their vote for this candidate, but even if a majority shares were withheld, the candidate would still be elected because company election rules award victory to the candidate with the most votes for each seat. This circumstance profoundly disenfranchises shareholders in routine oversight of management.

Indeed, it is management that essentially selects the board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management. As policy makers work to address the problem of corporate accountability highlighted by the Enron, World Com and other disgraces, improved board elections may be the best single reform. Experts such as Nell Minow of the Corporate Library, managers of the Corporate Governance website, Alan Murray of the Wall Street Journal, Lewis Braham of Business Week and the AFL-CIO Office of Investment support this basic prescription.

The proposal before you may not be the optimal solution. Some critics note this resolution still allows the board instead of shareholders to nominate the two candidates. However, SEC staff interpretations say resolutions that call for the ability of shareholders to nominate candidates whose names would appear on the ballot along side board-nominated candidates cannot even appear on the proxy ballot under 14a(8) rules.

I believe this resolution calling for the board to nominate two candidates still represents progress. The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

Corporations have argued that this resolution would discourage some candidates from running in the first place. Council of Institutional Investors director Sarah Teslik says, "I get a dozen calls a day from people with good résumés who want to serve on boards. It's garbage to say you can't find them. Too many CEOs just want directors who are beholden to them - the sort that are less likely to take on the CEO and say something may stink."

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 20, 2002

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter to No-Action Letter Request, filed December 9, 2002, relating to certain Shareowner Proposal of Mr. Bartlett Naylor Securities Exchange Act of 1934 -- Rule 14a-8*

Ladies and Gentlemen:

Reference is made to our letter, dated December 9, 2002 (our "Original Letter"), filed by the undersigned with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) on behalf of our client Hewlett-Packard Company ("HP"), in which we requested that the staff of Division of Corporation Finance (the "Staff") concur in our view that the shareowner proposal (the "Proposal") received from Mr. Bartlett Naylor (the "Proponent") be excluded from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials"). We are submitting this letter in response to the Proponent's December 12, 2002 email to the Commission and me.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2003 Proxy Materials.

On behalf of our client, we again hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the basis set forth in our Original Letter and as further supplemented below.

BACKGROUND

On November 6, 2002, the Proponent submitted the Proposal to HP via e-mail. The Proposal with the Proponent's accompanying statement contains over 400 words.

In our Original Letter we asserted, among other things, that the Proposal contains materially false and misleading statements, and, therefore, violates the proxy rules. In Section II.C of our Original Letter, we identified several of the Proposal's statements that are lacking in citations, authority or support of any kind. We maintained that for those statements not to be false and misleading, the Proponent must revise the Proposal to include adequate citations and authority. We also asked that the Staff confirm that such revisions would be subject to complete exclusion by HP if they caused the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d).

On December 12, 2002, and in response to our Original Letter, we received from the Proponent an e-mail, which is attached hereto as Exhibit A, containing a list of citations and parenthetical statements (the "Citations") that purport to substantiate the previously unsupported statements. The Citations contain almost 400 words.

ADDITIONAL BASIS FOR EXCLUSION

The Proposal with the Citations Exceeds the Word Limitations Imposed by Rule 14a-8(d).

In an attempt to correct the materially false and misleading statements in the Proposal, the Proponent has provided the Citations to supplement the Proposal. As supplemented, the Proposal significantly exceeds the 500-word limitation (by 300 words) set forth in Rule 14a-8(d). In our Original Letter, we requested that the Staff confirm that any revisions to the Proposal would be subject to complete exclusion if such revisions would cause the Proposal to exceed 500 words. Because the Proposal is materially false and misleading without the Citations and because the Citations cause the Proposal to exceed the 500-word limitation of Rule 14a-8(d), we hereby request that the Staff confirm the Proposal, as revised, may be completely excluded from the 2003 Proxy Materials.

CONCLUSION

For the reasons set forth in the this letter and in our Original Letter, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from HP's 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter or our Original Letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760, if we can be of any further assistance in this matter.

Sincerely,



Amy L. Goodman

ALG/bkf
Attachments

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Mr. Bartlett Naylor

EXHIBIT A

SUPPORTING CITATIONS FOR SHAREOWNER PROPOSAL OF BARTLETT NAYLOR

From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Thursday, December 12, 2002 10:25 AM
To: cfletters@sec.gov; Goodman, Amy L.
Subject: response to "no-action" request by Hewlett Packard

To: Division of Corporate Finance
Fr: Bartlett Naylor
Re: Naylor Shareholder Proposal at Hewlett-Packard

Regarding references:
1. A. Nell Minow of the Corporate Library:
Presentation before GMU:
http://www.thecorporatelibrary.com/gmuemba/cg100_files/frame.htm#slide0308.htm
Also, Power and Accountability:
http://thecorporatelibrary.org/power/chapter7.html#section10
Also: Monks/Minow speech before Sears meeting: "Ultimately shareholders must be able to nominate persons for director"
http://www.lens-library.com/info/ciisp.html
Also: "Management has the opportunity to use the company's resources to nominate directors; shareholders do not. Management picks the single slate of candidates and counts the votes. Even the ablest and most honorable directors are inevitably influenced by the "dance with the one who brought you" syndrome. As long as a director is brought in by the CEO, he will naturally feel that it is to the CEO that he owes his loyalty.
We need a better system for finding director candidates, and that requires the involvement of shareholders. Every board should have a nominating committee, preferably made up entirely of independent outside directors. The committee should pick its own chairman and have access to its own advisors. Members of the committee should meet at least annually with investors to discuss the process for finding new candidates and the criteria they should meet." "http://www.thecorporatelibrary.com/cgii/CGD05.htm
B. Corporate Governance website: Sponsors have proposed a rule regarding director elections. http://www.sec.gov/rules/petitions/petn4-461.htm
C. Alan Murray, Wall Street Journal, commentary, columns in July, including July 16, 23, 30 2002
http://www.j-bradford-delong.net/movable_type/archives/000352.html
D. Lewis Braham, "Bring Democracy to Boardroom Elections," Business Week, Oct. 21, 2002. "All candidates should appear on the ballot that companies prepare."
E. AFL- The New York Times (7/30/02), in an article entitled, "Labor to Press for Changes in Corporate Governance;" Also, testimony before NYSE, Damon Silvers: http://www.nyse.com/pdfs/corp_a5.pdf

2. "Corporations have argued . . . "

See proxy statement in response to this resolution at: Dominion Resources:
"The Board also believes it would be difficult to recruit qualified
candidates who would participate in this type of election."
http://www.sec.gov/Archives/edgar/data/715957/000091664101000350/0000916641-01

-000350-0001.txt
Black and Decker: "In the current legal and business climate, finding
qualified individuals to serve on the Board is difficult, time-consuming, and
costly. The proposal, if effectuated, would likely deter many individuals
with superior qualifications from accepting nomination to the Board. The
Board believes it would be unable to identify qualified candidates of the
highest caliber who would be willing to take on the burden of an annual
election contest, without the recommenda- tion and backing of the incumbent
Board. "
http://www.sec.gov/Archives/edgar/data/12355/000104596901000284/0001045969-01-

000284-0001.txt

3. Teslik quote: "Do conflicts cloud objectivity of corporate boards?" By
Gary Strauss, USA TODAY. 03/05/02

60091031_4.DOC

From: Bartnaylor@aol.com
Sent: Monday, January 06, 2003 11:53 AM
To: cfletters@sec.gov; agoodman@gibsondunn.com
Subject: references

To: SEC/Corp Fin
Fr: Bart Naylor
Re: Hewlett Packard shareholder resolution

The list of references is not meant to be included in the text I
ask to
be
published in the company's proxy. Rather, it is intended to show
the
basis
for the resolution's supporting statement.

CFLETTERS

From: Bartnaylor@aol.com
Sent: Thursday, December 12, 2002 10:25 AM
To: cfletters@sec.gov; agoodman@gibsondunn.com
Subject: response to "no-action" request by Hewlett Packard

To: Division of Corporate Finance
Fr: Bartlett Naylor
Re: Naylor Shareholder Proposal at Hewlett-Packard

Regarding references:
1. A. Nell Minow of the Corporate Library:
Presentation before GMU:
http://www.thecorporatelibrary.com/gmuemba/cg100
_files/frame.htm#slide03
08.htm
Also, Power and Accountability:
http://thecorporatelibrary.org/power/chapter7.html#section10
Also: Monks/Minow speach before Sears meeting:"Ultimately
shareholders
must
be able to nominate persons for director"
http://www.lens-library.com/info/ciisp.html
Also: "Management has the opportunity to use the company's
resources to
nominate directors; shareholders do not. Management picks the
single
slate of
candidates and counts the votes. Even the ablest and most
honorable
directors
are inevitably influenced by the "dance with the one who brought
you"
syndrome. As long as a director is brought in by the CEO, he
will
naturally
feel that it is to the CEO that he owes his loyalty.
We need a better system for finding director candidates, and
that
requires
the involvement of shareholders. Every board should have a
nominating
committee, preferably made up entirely of independent outside
directors.
The
committee should pick its own chairman and have access to its

own
advisors.
Members of the committee should meet at least annually with investors to

discuss the process for finding new candidates and the criteria they
should
meet." "http://www.thecorporatelibrary.com/cgii/CGD05.htm
B. Corporate Governance website: Sponsors have proposed a rule regarding

director elections. http://www.sec.gov/rules/petitions/petn4-461.htm
C. Alan Murray, Wall Street Journal, commentary, columns in July,
including
July 16, 23, 30 2002
http://www.j-bradford-delong.net/movable_type/archives/000352.html
D. Lewis Braham, "Bring Democracy to Boardroom Elections," Business
Week,
Oct. 21, 2002. "All candidates should appear on the ballot that companies
prepare."
E. AFL- The New York Times (7/30/02), in an article entitled, "Labor to
Press
for Changes in Corporate Governance;" Also, testimony before NYSE, Damon

Silvers: http://www.nyse.com/pdfs/corp_a5.pdf

2. "Corporations have argued . . . "
See proxy statement in response to this resolution at: Dominion Resources:
"The Board also believes it would be difficult to recruit qualified
candidates who would participate in this type of election."
http://www.sec.gov/Archives/edgar/data/715957/000091664101000350/0000916641-01-000350-0001.txt
Black and Decker: "In the current legal and business climate,

finding
qualified individuals to serve on the Board is difficult,
time-consuming, and
costly. The proposal, if effectuated, would likely deter many
individuals
with superior qualifications from accepting nomination to the
Board. The

Board believes it would be unable to identify qualified
candidates of
the
highest caliber who would be willing to take on the burden of an
annual
election contest, without the recommenda- tion and backing of
the
incumbent
Board. "
http://www.sec.gov/Archives/edgar/data/12355/000104596901000284/
00010459
69-01-

000284-0001.txt

3. Teslik quote: "Do conflicts cloud objectivity of corporate
boards?"
By
Gary Strauss, USA TODAY. 03/05/02

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

The proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in Hewlett-Packard's proxy materials to the extent that is required by law and Hewlett-Packard's current practice.

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Hewlett-Packard may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Hewlett-Packard may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "This circumstance profoundly . . ." and ends ". . . routine oversight of management" as the proponent's opinion;
- delete the sentence that begins "Indeed, it is management . . ." and ends ". . . shareholders' agents to oversee management";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Experts such as Neil Minow . . ." and ends ". . . support this basic prescription";
- specifically identify the corporations referenced in the sentence that begins "Corporations have argued . . ." and ends " . . . running in the first place" and provide factual support in the form of a citation to a specific source; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "Council of Institutional Investors directors . . ." and ends ". . . say something may stink.'"

Accordingly, unless the proponent provides Hewlett-Packard with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if

Hewlett-Packard omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Hewlett-Packard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Alex Shukhman
Attorney-Advisor